Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended March 31, 2015

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

Table of Contents

PART I — FINANCIAL INFORMATION	7

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

Overview	7

Components of Comprehensive Income	8

Critical Accounting Policies and Estimates	10

Results of Operations	13

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA	16

Liquidity and Capital Resources	17

Disclosure under Section 13(r) of the Exchange Act	21

Recently Adopted Accounting Guidance	21

Recently Issued Accounting Guidance	21

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	22

ITEM 4. CONTROLS AND PROCEDURES	23

PART II — OTHER INFORMATION	24

ITEM 1. LEGAL PROCEEDINGS	24

ITEM 1A. RISK FACTORS	24

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	24

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES	24

ITEM 4. MINE SAFETY DISCLOSURE	24

ITEM 5. OTHER INFORMATION	24

ITEM 6. EXHIBITS	25

INDEX TO THE FINANCIAL STATEMENTS	F-1

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2014 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 4, 2015. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“DIFM,” an acronym for “do-it-for-me,” refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles.

“DIY,” an acronym for “do-it-yourself,” refers to consumers who themselves perform the maintenance and repair work needed on their vehicles.

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OE” refers to original equipment.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“OEM/OES” refers to original equipment manufacturers and to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued on January 26, 2011.

“Senior Secured Credit Facilities” refers to (i) a $300.0 million senior secured term loan facility, or the “Senior Secured Term Loan Facility”, and (ii) a $75.0 million senior secured revolving credit facility, or the “Senior Secured Revolving Credit Facility”, each of which was entered into on January 26, 2011.

The “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“UCI” refers to United Components, Inc., a wholly-owned direct subsidiary of UCI International, Inc.

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

With respect to our customers, “Advance” refers to Advance Store Company, Inc., including stores acquired by Advance from General Parts International Inc.; “AutoZone” refers to AutoZone, Inc., and “GM” refers to General Motors Company.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2014 Annual Report on Form 20-F, filed with the SEC on March 4, 2015; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of March 31, 2015 and for the three months ended March 31, 2015 and 2014, the audited condensed consolidated balance sheet as of December 31, 2014 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the three months ended March 31, 2015 and the year ended December 31, 2014, 75% and 78%, respectively, of our net sales, including OES channel sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,300 unique part numbers.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales, including related party sales to FRAM Group, includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and increased usage of synthetic oil, as well as a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. These more recent trends have adversely affected our net sales.

Consumers’ driving and vehicle maintenance habits have been impacted historically by fluctuations in crude oil prices and the corresponding fluctuation in retail gasoline prices at the pump, along with general economic conditions. In the last six years, with the exception of a 2.2% decrease in 2011, miles driven increases have been small and intermittent, reflecting the U.S. economy’s slow recovery. However, miles driven during the three months ended March 31, 2015 increased 3.6% compared to the three months ended March 31, 2014, reflecting the impact of lower crude oil prices, and thus significantly lower U.S. retail gasoline prices, as well as the continued U.S. economic recovery.

U.S. retail gasoline prices have also reflected a level of volatility in recent years. Although U.S. average gasoline prices for the years 2011, 2012 and 2013 and through the third quarter of 2014 were similar overall, there remained a significant amount of volatility in gasoline prices within those years. Over this period, we saw sequential increases in six of the eleven quarters ranging from 1.0% to 8.1%, and decreases ranging from 1.5% to 7.8% in the other five quarters. The spikes in gasoline prices neared record highs in March, April and September 2012. More recently, however, due to lower crude oil prices, U.S. average gasoline prices have fallen to levels not seen since the first quarter of 2009. U.S. average gasoline prices during the three months ended March 31, 2015 decreased 33.4% and 21.2% compared to the three months ended March 31, 2014 and December 31, 2014, respectively.

Based on management estimates, we believe that we have leading market positions in our primary product lines, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 46,300 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

We are and have been in the past affected by changes in foreign currency exchange rates including Euro, Mexican peso, British pound and Chinese yuan. A strengthening of the U.S. dollar against the other currencies in which we operate means that our non-U.S.

operations that buy products from our U.S. factories pay more in local currency to obtain inventory from the United States and the value in U.S. dollars of sales in those countries is reduced. Conversely, a weakening of the U.S. dollar increases the reported cost of our non-U.S. factories, but is offset by the increased value of sales in U.S. dollars of our international units. During the three months ended March 31, 2015, the U.S. dollar has on average strengthened against those currencies, decreasing the U.S. dollar value of sales in other countries by $3.1 million. See further discussion under “Item 3. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exposure.”

It is also important to note that net sales to AutoZone accounted for 20.8% and 27.2% of our total net sales for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone could result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

In addition, as a result of long life-cycle OEM contracts which went into production over the last couple of years, net sales with GM were 15.1% and 14.5% of total net sales for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. Net sales with Advance were 13.7% and 10.5% of total net sales for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition, as well as costs to warehouse and distribute products to customers. Such costs include direct and indirect materials (net of vendor considerations), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products which are purchased and resold.

At times, we have experienced increases in certain commodities costs and extended supply lead times as a result of suppliers reducing their capacity. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the potential adverse impact of increasing commodities costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Euro, Mexican peso, British pound and Chinese yuan. See further discussion under “Item 3: Quantitative and Qualitative Disclosures About Market Risk – Currency Transactions.”

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We have implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels. These cost savings initiatives were ongoing in 2014 and will continue throughout 2015. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Tight controls over discretionary spending are a constant focus and are expected to continue. These cost savings actions have helped to offset the adverse impact of higher material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel salaries and fringe benefits (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent, depreciation, marketing and advertising and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction of sales. The cost of returns of products sold by the previous supplier is recorded at the time of obtaining the new business if the expected level of returns can be reasonably estimated, otherwise it is recorded as a reduction to net sales as incurred.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $36.1 million at March 31, 2015. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $3.6 million.

The table below provides a summary reconciliation of sales to net sales for the three months ended March 31, 2015 and March 31, 2014 (in millions):

	Three Months Ended March 31,
	2015	2014
Sales	$270.2	$284.2
Provision for warranty costs and sales returns	(10.1)	(17.2)
Provision for customer contractual sales deductions	(12.1)	(11.5)
New business costs and other	(2.5)	(3.9)

Net sales	$245.5	$251.6

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for a more detailed discussion of restructuring charges.

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Identifiable Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value of the business is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the business is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows.

As a result of lower than forecasted financial results for the three months ended March 31, 2015, we retested the recoverable amount of goodwill as of March 31, 2015 and determined that no impairment existed. See further discussion in Note 5 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. At March 31, 2015, no indicators of impairment have been identified.

We also evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. We have concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million per event) for which we are responsible, and are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $8.1 million as of March 31, 2015. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.8 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. We establish valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in tax expense in the period that includes the enactment date.

We do not provide for U.S. income taxes on undistributed earnings of our non-U.S. subsidiaries that are intended to be permanently reinvested. Where we do not intend to permanently reinvest earnings of our non-U.S. subsidiaries, we provide for U.S. income taxes and non-U.S. withholding taxes, where applicable, on undistributed earnings.

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of income tax (expense) benefit in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Results of Operations

Three Months Ended March 31, 2015 compared with the Three Months Ended March 31, 2014

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2015	2014
Net sales
Third party net sales	$230.8	$237.3
Related party net sales	14.7	14.3

Total net sales	245.5	251.6
Cost of sales	227.5	219.0

Gross profit	18.0	32.6
Gross margin %	7.3%	13.0%
Operating expenses
Selling, general and administrative	(17.0)	(18.2)
Amortization of acquired intangible assets	(5.5)	(5.5)
Restructuring costs, net	(0.3)	(4.1)

Operating (loss) income	(4.8)	4.8
Interest expense, net	(9.2)	(19.0)
Miscellaneous, net	(2.4)	(1.5)

Loss before income taxes	(16.4)	(15.7)
Income tax benefit	4.1	3.2

Net loss	$(12.3)	$(12.5)

Net sales. Net sales of $245.5 million for the three months ended March 31, 2015 decreased $6.1 million, or 2.4%, compared to net sales of $251.6 million for the three months ended March 31, 2014.

Net sales for the three months ended March 31, 2015 and 2014 for our four product lines were as follows (in millions of dollars):

	Three Months Ended March 31,
	2015	%	2014	%
Filtration	$90.8	37%	$88.4	35%
Cooling systems	71.4	29%	70.9	28%
Vehicle electronics	44.3	18%	53.3	21%
Fuel delivery systems	39.0	16%	39.0	16%

	$245.5	100%	$251.6	100%

Net sales in our filtration product line increased $2.4 million, or 2.7%, primarily the result of $5.7 million of higher volumes in our retail and traditional channels mainly due to sales to a new retail customer and a $0.4 million increase in related party sales to FRAM Group, partially offset by $2.2 million of lower volumes in our Heavy Duty and OEM/OES channels combined and $1.5 million of lower private label pricing. Unfavorable exchange rate changes resulted in a $0.3 million reduction in net sales.

Net sales in our cooling systems product line increased $0.5 million, or 0.7%, primarily due to $3.5 million of higher OEM/OES channel volumes mainly related to OEM projects implemented over the last couple of years, $2.4 million of higher traditional channel sales mainly from our international operations and $0.7 million from favorable product mix in our retail and OEM/OES channels, partially offset by $2.5 million of lower retail channel volumes due to the timing of new product rollouts and $0.8 million of lower retail pricing and higher product warranty costs. Unfavorable exchange rate changes resulted in a $2.8 million reduction in net sales.

Net sales in our vehicle electronics product line decreased $9.0 million, or 16.9%, primarily due to $10.0 million of lower volumes in our retail channel, because of the timing of new product rollouts in the first quarter of 2014 and the loss of a customer, and $1.6 million of unfavorable pricing in our retail and traditional channels, partially offset by $1.4 million of higher volumes in our traditional and OEM/OES channels and $1.2 million in favorable product warranty costs.

Net sales in our fuel delivery system product line were flat compared to the March 31, 2014 period. Net sales were positively impacted $2.3 million of favorable product warranty costs including $1.9 million related to customer contract changes, and $0.3 million in lower new customer changeover costs, offset by $1.2 million of lower volumes in our OEM/OES channel,
$0.8 million of lower retail pricing and $0.5 million of lower volumes in our retail channel.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2015	2014
Gross profit, as reported	$18.0	$32.6
Adjusted for special items:
New business changeover and sales commitment costs	0.8	1.2
Business optimization costs	0.6	0.6

Adjusted gross profit	$19.4	$34.4

Adjusted gross profit percentage	7.9%	13.7%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended March 31, 2015 was $19.4 million, or 7.9% of net sales, compared to adjusted gross profit for the three months ended March 31, 2014 of $34.4 million, or 13.7% of net sales.

The lower adjusted gross profit for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 was due to (i) $6.0 million of higher variable manufacturing and distribution costs and unfavorable fixed manufacturing cost absorption related to restructuring efforts and new business wins primarily in our filtration product line, (ii) $5.1 million of unfavorable product mix in our filtration and vehicle electronics product lines, (iii) $4.5 million in lower customer pricing across all product lines, (iv) $4.1 million from unfavorable volumes primarily in our vehicle electronics product line and (v) $1.4 million in unfavorable medical claims experience in our filtration, vehicle electronics and fuel delivery systems product lines. Partially offsetting these factors were (i) $4.3 million in improved material costs driven by procurement cost savings initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased and (ii)
$3.1 million in favorable product warranty costs experience in our vehicle electronics and fuel delivery systems product lines including the release of $1.9 million of reserves related to contractual changes with current customers. Unfavorable foreign exchange rate changes resulted in a $1.4 million reduction in gross profit.

Selling, general and administrative expenses. Selling, general and administrative expenses include special items consisting of costs associated with business optimization projects, mostly for professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted selling, general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended March 31,
	2015	2014
Selling, general and adminstrative expenses, as reported	$17.0	$18.2
Adjust for special items:
Other litigation costs	(0.1)	—
Business optimization costs	—	(0.5)

Adjusted selling, general and adminstrative expenses	$16.9	$17.7

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA presented elsewhere in this quarterly report.

Adjusted selling, general and administrative expenses for the three months ended March 31, 2015 were $16.9 million compared to $17.7 million for the three months ended March 31, 2014. The $0.8 million decrease was primarily the result of lower employee headcount and a reduction in marketing and advertising costs. Adjusted selling, general and administrative expenses were 6.9% of net sales for the three months ended March 31, 2015 compared to 7.0% of net sales for the three months ended March 31, 2014.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2015	2014
Manufacturing and distribution footprint optimization	$0.3	$2.7
Severance	—	1.5
Gain on sale of equipment	—	(0.1)

	$0.3	$4.1

We recorded equipment relocation and facility closing costs of $0.3 million and $1.0 million during the three months ended March 31, 2015 and 2014, respectively, and termination benefits of $0.9 million during the three months ended March 31, 2014 associated with the closure of one of our U.S. filtration facilities and the transfer of manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and another facility operated by FRAM Group,.

During the three months ended March 31, 2014, we recorded: (i) severance of $0.3 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iii) a gain on sale of equipment of $0.1 million associated with our now closed Mexican foundry operations.

During the three months ended March 31, 2014, as part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred (i) $1.4 million of professional costs, (ii) $0.3 million of severance costs and (iii) $0.2 million of costs associated with asset relocation and installation.

For further discussion of our restructuring activities see Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Interest expense, net. Interest expense, net was $9.2 million and $19.0 million for the three months ended March 31, 2015 and 2014, respectively. The decrease was primarily the result of unrealized foreign exchange gains of $4.8 million during the three months ended March 31, 2015, arising from a $102 million intercompany loan with one of our U.S. subsidiaries, compared to unrealized foreign exchange losses of $5.2 million during the three months ended March 31, 2014. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 8 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Interest expense of $4.0 million and $8.6 million on the Senior Secured Term Loan Facility and the Senior Notes, respectively, was unchanged from the three months ended March 31, 2014.

Miscellaneous, net. Miscellaneous, net during the three months ended March 31, 2015 and 2014 primarily consisted of $1.5 million and $1.6 million, respectively, of costs associated with the sale of receivables. The three months ended March 31, 2015 also included $0.9 million of professional fees related to the strategic review of our business.

Income tax benefit. We recorded an income tax benefit of $4.1 million, or a 25.0% effective tax rate, during the three months ended March 31, 2015, on a pre-tax loss of $16.4 million. The effective tax rate differs from the U.S. federal statutory rate principally due to a valuation allowance for the uncertainty surrounding the utilization of deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary, partially offset by state income taxes.

We recorded an income tax benefit of $3.2 million, or a 20.4% effective tax rate, during the three months ended March 31, 2014, on a pre-tax loss of $15.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on a dividend distribution from our Spanish subsidiary, partially offset by non-U.S. tax rate differences and state income taxes.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended March 31,
	2015	2014
Net loss	$(12.3)	$(12.5)
Income tax benefit	(4.1)	(3.2)
Net interest expense	9.2	19.0
Depreciation and amortization expense	13.6	13.4

EBITDA	6.4	16.7

Strategic review costs (a)	0.9	—
New business changeover and sales commitment costs (b)	0.8	1.2
Business optimization costs (c)	0.6	1.1
Restructuring costs, net (d)	0.3	4.1
Other litigation costs (e)	0.1	—

Adjusted EBITDA	$9.1	$23.1

Net sales	$245.5	$251.6
Adjusted EBITDA margin	3.7%	9.2%

(a)	These costs consist primarily of professional services related to the on-going strategic review of the business.
(b)	These costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are primarily comprised of costs associated with stocklifts.
(c)	These costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(d)	These costs relate to various restructuring actions we have taken to align our cost structure with current market conditions. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(e)	These costs consist of professional fees for litigation related to a previously settled patent litigation case.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of March 31, 2015, we were in compliance with all covenants.

Liquidity and Capital Resources

Historical Cash Flows

Three Months Ended March 31, 2015

Net Cash Used In Operating Activities

Net cash used in operating activities was $13.5 million. Losses, before deducting depreciation and amortization and other non-cash items, used cash of $8.5 million.

We generated cash of $5.7 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Decreases in related party receivables, net, accounts receivable and inventories generated cash of $7.8 million, $4.7 million and $1.3 million, respectively. The decrease in the related party receivables, net was primarily from the timing of payments received from FRAM Group for related party filtration product line sales, partially offset by expense recharges.

The decrease in accounts receivable was primarily due to an increase in the amount of receivables factored during the three months ended March 31, 2015 compared to the three months ended December 31, 2014. The decrease in inventories was primarily due to inventory reduction initiatives in our filtration and cooling systems product lines. A decrease in accounts payable resulted in the use of cash of $8.1 million. The decrease in accounts payable was due largely to the payment of inventory costs associated with customer product shipped in early 2015 in our vehicle electronics business. Changes in all other assets and liabilities netted to a $10.7 million use of cash. This use of cash related primarily to (i) $8.6 million for semi-annual interest payments on the Senior Notes, (ii) $1.5 million reduction of product warranty accrual primarily due to contractual changes with current customers and (iii) $1.0 million for timing of employee benefit plan payments. These items were partially offset by a $0.5 million net increase in our federal taxes payable.

Net Cash Used in Investing Activities

Capital expenditures of $6.2 million were used primarily for cost savings initiatives and additional capital investment requirements for long life-cycle OEM contracts.

Net Cash Provided by Financing Activities

We borrowed $10.0 million under the Senior Secured Revolving Credit Facility. We made our required quarterly payment of $0.8 million on the Senior Secured Term Loan Facility.

Three Months Ended March 31, 2014

Net Cash Used In Operating Activities

Net cash used in operating activities was $27.4 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $1.9 million.

We used cash of $21.9 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Increases in accounts receivable, inventories and related party receivables, net resulted in the use of cash of $14.6 million, $5.4 million and $5.0 million, respectively. The increase in accounts receivable was primarily due to an increase in non-factored sales during the three months ended March 31, 2014 compared to the three months ended December 31, 2013 and a decrease in the amount of receivables factored during the three months ended March 31, 2014 compared to the three months ended December 31, 2013. The increase in inventories was primarily due to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our fuel delivery systems and filtration businesses and higher inventory requirements in our cooling systems product line to meet OEM order requirements, partially offset by the shipment of new product roll-out inventory in early 2014 in our vehicle electronics business. The increase in the related party receivables, net was primarily from the timing of payments of related party filtration sales to FRAM Group, partially offset by the collection of expense recharges. An increase in accounts payable generated cash of $3.1 million. The increase in accounts payable was due largely to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities in our filtration business and timing of payments, partially offset by payment of inventory costs associated with customer product shipped in early 2014 in our vehicle electronics business. Changes in all other assets and liabilities netted to a $7.4 million use of cash. This use of cash related primarily to (i) $8.6 million for the timing of interest payments on the Senior Notes, (ii) $2.8 million for timing of employee benefit plan payments including $0.8 million for pension contributions in excess of pension expense, (iii) $1.8 million for timing of payments for salary and wages, vacation and bonuses, (iv) $1.1 million for customer returned inventory in transit and (v) $0.9 million for litigation settlement payments. These items were partially offset by an increase of (i) $3.1 million in customer rebates, credits and discounts due to timing of payments, (ii) $2.0 million for timing of product warranty related expenditures, (iii) $0.8 million decrease in our federal tax receivable, (iv) $0.8 million for timing of payments for restructuring related activities, (v) $0.6 million for timing of value-added tax prepayments and (vi) $0.5 million for timing of professional fees payments.

Net Cash Used in Investing Activities

Capital expenditures of $10.6 million were used primarily for cost savings initiatives and additional capital investment requirements for long life-cycle OEM contracts. In addition, we received $0.7 million from the sale of property, plant and equipment.

Net Cash Used in Financing Activities

We made our required quarterly payment of $0.8 million on the Senior Secured Term Loan Facility.

Debt Capitalization

At March 31, 2015 and December 31, 2014, we had $33.6 million and $44.5 million of cash and cash equivalents, respectively. Non-U.S. cash balances at March 31, 2015 and December 31, 2014 were $8.6 million and $9.8 million, respectively.

The following table details our debt outstanding as of March 31, 2015 and December 31, 2014 (in millions):

	March 31, 2015	December 31, 2014
Senior Secured Revolving Credit Facility	$30.0	$20.0
Senior Secured Term Loan Facility	287.3	288.0
Senior Notes	400.0	400.0
Capital lease obligations	0.1	0.2
Economic development loan	0.3	0.3
Unamortized original issue discount	(0.2)	(0.3)

	717.5	708.2
Less:
Current maturities	33.2	23.2

Long-term debt	$684.3	$685.0

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At March 31, 2015, given our debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is $56.6 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.8 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at March 31, 2015 was 0.178%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on March 31, 2015 (in millions).

Remainder of 2015	$32.4
2016	3.2
2017	282.1
2018	—
2019	400.0

$717.7

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements. Our Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, we expect to replace the facility with a similar type arrangement that has an extended maturity.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements.

At March 31, 2015, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $99.8 million and $110.9 million of receivables during the three months ended March 31, 2015 and 2014, respectively. If receivables had not been factored, $276.6 million and $284.2 million of additional receivables would have been outstanding at March 31, 2015 and December 31, 2014, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand.

Short-Term and Long-Term Liquidity Outlook

Our wholly-owned subsidiary, UCI International, Inc., is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2015 are expected to be approximately $21 million including cost reduction projects, ongoing capital maintenance and equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

Our business and the FRAM Group’s business each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations and certain of our production was relocated to FRAM Group filtration manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders and where our production has been relocated to FRAM Group filtration manufacturing locations, FRAM Group manufactures and supplies product to us to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 29 million units for FRAM Group and FRAM Group is expected to produce 17 million units for us in 2015.

Joint Services Agreement

On July 29, 2011, we entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than letters of credit and operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. On March 13, 2015, Reynolds Group Holdings Limited (“RGHL”) completed the sale of SIG Combibloc Group AG (“SIG”) to Onex Corporation. During the three months ended March 31, 2015, SIG was a subsidiary of RGHL, the sole indirect owner of which is Mr. Graeme Hart, and thereby an affiliate of Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan’s business includes selling carton sleeves to Iran Dairy Industries Co. – Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three months ended March 31, 2015, SIG Obeikan’s gross sales to IDIC were approximately €1.5 million and its net profit from such sales was approximately €0.5 million.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than U.S. dollars. In 2014, approximately 8% of our net sales were made by our non-U.S. subsidiaries, and our total non-U.S. net sales represented approximately 19% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales for the year ended December 31, 2014 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2014 Sales	Potential Impact
Euro	$46.0	$4.6
Mexican peso	24.6	2.5
British pound	13.9	1.4
Chinese yuan	6.4	0.6

Sales for the year ended December 31, 2014 are not necessarily indicative of sales expected for the year ending December 31, 2015.

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	March 31, 2015 Net Asset Value	Potential Impact
Euro	$23.4	$2.3
Mexican peso	11.3	1.1
British pound	(1.5)	(0.2)

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2015, we expect to source approximately $115.0 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. A decrease of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will decrease. Conversely, an increase of the Chinese yuan against the U.S. dollar means the cost of goods imported from China that are denominated in Chinese yuan will increase. The value of the yuan decreased 0.1% during the three months ended March 31, 2015.

In addition, our Mexican operations have currency exposure risk related to U.S.-sourced inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the three months ended March 31, 2015, the Mexican peso weakened 3.6% in relation to the U.S. dollar.

We have a $102 million, U.S. dollar denominated, intercompany loan with one of our subsidiaries. A strengthening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will increase. Conversely, a weakening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will decrease. During the three months ended March 31, 2015, the value of the New Zealand dollar against the U.S. dollar decreased 4.7% and we recognized non-cash unrealized foreign exchange gains of $4.8 million, which are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in interest expense, net. A 10% increase in the relationship of the U.S. dollar to the New Zealand dollar would result in a $9.3 million potential impact from unrealized foreign exchange gains. A 10% decrease in the relationship of the U.S. dollar to the New Zealand dollar would result in an $11.3 million potential impact from unrealized foreign exchange losses. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 8 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of March 31, 2015, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At March 31, 2015 debt levels and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount would be $56.6 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.5 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one-month unadjusted LIBO Rate at March 31, 2015 was 0.178%. We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of interest rate fluctuations on our variable rate debt.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of March 31, 2015.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended March 31, 2015, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Product Recall

In January 2014, we were notified by one of our customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. On October 30, 2014, we reached agreement with the customer for settlement and full release of claims associated with this recall. We paid the settlement in the amount of $0.6 million on January 30, 2015.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2014 Annual Report on Form 20-F, as filed with the SEC on March 4, 2015.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

In August 2014, our shareholder advised that it would be undertaking a strategic review of its ownership of our business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings).

On May 5, 2015, we amended our Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, our senior secured leverage ratio does not exceed 0.75 to 1.00. The amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by us. In addition, the amendment permits us to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

On May 8, 2015, we announced that we have entered into an agreement to sell our vehicle electronics business to NGK Spark Plug Co., Ltd. for an aggregate amount of approximately $257 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. The transaction is expected to close early in the third quarter of 2015, pending final regulatory approvals and satisfaction of customary closing conditions.

The strategic review is ongoing and may result in additional decisions to sell some or all of the automotive aftermarkets businesses, although no decision has been made at this time to do so.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Bruce M. Zorich, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer

Date: May 12, 2015

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue
Ricardo F. Alvergue
Chief Financial Officer

Date: May 12, 2015

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Bruce M. Zorich, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer

Date: May 12, 2015

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended March 31, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Ricardo F. Alvergue
Ricardo F. Alvergue
Chief Financial Officer

Date: May 12, 2015

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$33,602	$44,468
Accounts receivable, net	210,591	216,473
Related party receivables (Note 11)	14,245	17,208
Inventories (Note 4)	228,560	230,924
Deferred tax assets	26,723	30,901
Other current assets	22,775	19,926

Total current assets	536,496	559,900
Property, plant and equipment, net	163,647	168,834
Goodwill	306,742	308,080
Other intangible assets, net (Note 5)	303,811	310,351
Deferred financing costs, net	10,787	11,578
Other long-term assets	741	1,380

Total assets	$1,322,224	$1,360,123

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$134,982	$143,618
Current maturities of long-term debt (note 8)	33,164	23,166
Related party payables (Note 11)	3,714	2,450
Product returns liability (Note 7)	36,089	37,635
Interest payable	4,459	13,083
Accrued expenses and other current liabilities (Note 6)	52,310	50,869

Total current liabilities	264,718	270,821
Long-term debt, less current maturities (Note 8)	684,292	684,998
Pension and other post-retirement liabilities	97,418	97,720
Deferred tax liabilities	67,249	78,254
Long-term related party payables (Note 11)	101	101
Other long-term liabilities	2,491	2,648

Total liabilities	1,116,269	1,134,542
Contingencies (Note 10)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(65,159)	(52,894)
Accumulated other comprehensive loss (Note 14)	(48,924)	(41,563)

Total shareholder’s equity	205,955	225,581

Total liabilities and shareholder’s equity	$1,322,224	$1,360,123

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Net sales
Third party net sales	$230,774	$237,314
Related party net sales (Note 11)	14,768	14,310

Total net sales	245,542	251,624
Cost of sales	227,518	219,057

Gross profit	18,024	32,567
Operating expenses
Selling, general and administrative	(16,961)	(18,159)
Amortization of acquired intangible assets	(5,511)	(5,547)
Restructuring costs, net (Note 2)	(329)	(4,109)

Operating (loss) income	(4,777)	4,752
Other expense
Interest expense, net (Note 8)	(9,218)	(18,951)
Miscellaneous, net (Note 16)	(2,441)	(1,558)

Loss before income taxes	(16,436)	(15,757)
Income tax benefit	4,171	3,215

Net loss	(12,265)	(12,542)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(7,744)	5,191
Pension and OPEB liabilities, net of tax of ($260) and ($19)	383	30

Total other comprehensive (loss) income	(7,361)	5,221

Comprehensive loss	$(19,626)	$(7,321)

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities:
Net loss attributable to equity holder	$(12,265)	$(12,542)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,663	13,425
Amortization of deferred financing costs and debt issuance costs	866	819
Loss (gain) on sale of property, plant and equipment	39	(101)
Unrealized foreign exchange (gains) losses	(3,780)	5,174
Deferred income taxes	(7,644)	(4,864)
Amortization of net losses on post-retirement plans	643	49
Other non-cash items, net	—	30
Changes in operating assets and liabilities:
Accounts receivable	4,715	(14,599)
Related party receivables, net	7,775	(4,984)
Inventories	1,298	(5,437)
Other current assets	(3,073)	184
Other assets	612	(28)
Accounts payable	(8,129)	3,058
Accrued expenses and other current liabilities	(7,817)	(6,800)
Other long-term liabilities	(448)	(810)

Net cash used in operating activities	(13,545)	(27,426)

Cash flows from investing activities:
Capital expenditures	(6,153)	(10,576)
Proceeds from sale of property, plant and equipment	—	740

Net cash used in investing activities	(6,153)	(9,836)

Cash flows from financing activities:
Revolver borrowings	10,000	—
Debt repayments	(784)	(768)

Net cash provided by (used in) financing activities	9,216	(768)
Effect of exchange rate changes on cash	(384)	(35)

Net decrease in cash and cash equivalents	(10,866)	(38,065)
Cash and cash equivalents at the beginning of period	44,468	76,619

Cash and cash equivalents at the end of period	$33,602	$38,554

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Unaudited)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2014	$320,038	$(17,485)	$(6,771)	$295,782
Net loss	—	(12,542)	—	(12,542)
Other comprehensive income, net of tax	—	—	5,221	5,221

Balance at March 31, 2014	$320,038	$(30,027)	$(1,550)	$288,461

Balance at January 1, 2015	$320,038	$(52,894)	$(41,563)	$225,581
Net loss	—	(12,265)	—	(12,265)
Other comprehensive loss, net of tax	—	—	(7,361)	(7,361)

Balance at March 31, 2015	$320,038	$(65,159)	$(48,924)	$205,955

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel delivery and cooling systems products and vehicle electronics products. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements.

The financial statements for the three months ended March 31, 2015 and 2014 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 4, 2015.

Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

Comparatives

Certain comparative balances for the three months ended March 31, 2014 have been reclassified conform to the current method of presentation.

Recently Adopted Accounting Guidance

Holdings did not adopt any new accounting guidance during the three months ended March 31, 2015.

Recently Issued Accounting Guidance

In April 2015, the FASB issued an amendment to simplify the presentation of debt issuance costs. Under the new guidance, debt issuance costs will be reported on the balance sheet as a direct deduction from the face amount of the debt, instead of as a separate

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

asset. The amendment is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2015. At March 31, 2015 and December 31, 2014, the adoption of this guidance would have reduced both total assets and total liabilities by $10.8 million and $11.6 million, respectively.

NOTE 2 — RESTRUCTURING COSTS, NET

During the three months ended March 31, 2015 and 2014, Holdings incurred costs related to various cost reduction activities which are reported in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended March 31,
	2015	2014
Manufacturing and distribution footprint optimization	$0.3	$2.7
Severance	—	1.5
Gain on sale of equipment	—	(0.1)

	$0.3	$4.1

Holdings recorded equipment relocation and facility closing costs of $0.3 million and $1.0 million, during the three months ended March 31, 2015 and 2014, respectively, and termination benefits of $0.9 million during the three months ended March 31, 2014 associated with the closure of one of its U.S. filtration facilities and the transfer of manufacturing capacity, along with associated equipment, to one of Holdings’ existing U.S. facilities and one facility operated by Autoparts Holdings Limited (“Autoparts Holdings”).

During the three months ended March 31, 2014, Holdings recorded: (i) severance of $0.3 million, related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iii) a gain on sale of equipment of $0.1 million associated with its now closed Mexican foundry operations.

During the three months ended March 31, 2014, as part of a manufacturing footprint optimization plan for its fuel delivery systems product line, Holdings incurred: (i) $1.4 million of professional costs, (ii) $0.3 million of severance costs and (iii) $0.2 million of costs associated with asset relocation and installation.

The following table summarizes the activity in accrued restructuring reserves, including pension curtailments and settlements, during the three months ended March 31, 2015 and 2014 (in millions):

	Severance Costs	Other	Total
Balance at December 31, 2014	$0.2	$—	$0.2
Charges	—	0.3	0.3
Usage	(0.2)	(0.3)	(0.5)

Balance at March 31, 2015	$—	$—	$—

Balance at December 31, 2013	$1.4	$—	$1.4
Charges	1.5	2.6	4.1
Usage	(0.7)	(2.6)	(3.3)

Balance at March 31, 2014	$2.2	$—	$2.2

The severance accruals, as of December 31, 2014, are included in the interim unaudited condensed consolidated balance sheet in accrued expenses and other current liabilities.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 3 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $99.8 million and $110.9 million of receivables were sold during the three months ended March 31, 2015 and 2014, respectively.

If receivables had not been factored, $276.6 million and $284.2 million of additional receivables would have been outstanding at March 31, 2015 and December 31, 2014, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.5 million and $1.6 million for the three months ended March 31, 2015 and 2014, respectively. These costs are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in miscellaneous, net.

NOTE 4 — INVENTORIES

The components of inventories were as follows (in millions):

	March 31, 2015	December 31, 2014
Raw materials	$70.7	$69.9
Work in process	42.5	44.1
Finished products	115.4	116.9

	$228.6	$230.9

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS

Holdings reviews the carrying amount of goodwill for impairment annually as of December 31 or whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated undiscounted future cash flows. Based upon the financial results for the three months ended March 31, 2015, Holdings conducted a fair value assessment of its goodwill. The results of the impairment test as of March 31, 2015 determined that the fair value of Holdings exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded.

The components of other intangible assets were as follows (in millions):

	Amortizable Life	Weighted Average Remaining Life	March 31, 2015				December 31, 2014
			Gross	Accumulated Amortization	Effect of Foreign Currency	Net	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	9 years	$283.6	$(91.2)	$(2.0)	$190.4	$196.4
Trademarks	5 years	1 year	0.6	(0.5)	—	0.1	0.1
Trademarks	Indefinite	Indefinite	111.0	—	—	111.0	111.0
Integrated software system	5 years	1 year	11.0	(8.7)	—	2.3	2.9

			$406.2	$(100.4)	$(2.0)	$303.8	$310.4

The aggregate intangible amortization expense charged to the interim unaudited condensed consolidated statements of comprehensive income (loss) was $6.1 million for both the three months ended March 31, 2015 and 2014.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
Remainder of 2015	$16.7	$1.6
2016	22.2	0.7
2017	22.1	—
2018	22.1	—
2019	22.1	—

NOTE 6 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	March 31, 2015	December 31, 2014
Rebates, credits and discounts due to customers	$14.3	$14.7
Taxes payable	10.6	6.2
Insurance	8.1	7.3
Salaries and wages	4.3	2.5
Vacation pay	4.0	4.0
Bonuses	2.7	5.5
Employee benefit plans	1.9	3.1
Other	6.4	7.6

	$52.3	$50.9

NOTE 7 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for parts to be returned under warranty and for parts to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. Conversely, Holdings assumes responsibility for product returns related to a prior vendor when Holdings obtains a new customer. During the three months ended March 31, 2015, product returns reserves of $1.9 million related to current customers were reduced due to contractual changes, increasing third party and total net sales in the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Changes in Holdings’ product returns accrual were as follows (in millions):

	Three Months Ended March 31,
	2015	2014
Beginning of period	$37.6	$42.0
Expenditures	(8.2)	(10.5)
Provisions, net	6.7	12.6

End of period	$36.1	$44.1

NOTE 8 — DEBT

Debt is summarized as follows (in millions):

	March 31, 2015	December 31, 2014
Senior Secured Revolving Credit Facility	$30.0	$20.0
Senior Secured Term Loan Facility	287.3	288.0
Senior Notes	400.0	400.0
Capital lease obligations	0.1	0.2
Economic development loan	0.3	0.3
Unamortized original issue discount	(0.2)	(0.3)

	717.5	708.2

Less:
Current maturities	33.2	23.2

Long-term debt	$684.3	$685.0

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, Inc., as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility due July 26, 2017 (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility due January 26, 2016 (the “Senior Secured Revolving Credit Facility”). At March 31, 2015, outstanding borrowings under the Senior Secured Revolving Credit Facility were $30.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $6.5 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $38.5 million. At December 31, 2014, outstanding borrowings under the Senior Secured Revolving Credit Facility were $20.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $6.5 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $48.5 million. Holdings’ Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, Holdings expects to replace the facility with a similar type arrangement that has an extended maturity.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities. As of March 31, 2015 and December 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants. Holdings was not required to make a prepayment based upon the excess cash flow calculation for the year ended December 31, 2014.

Senior Notes

On January 26, 2011, UCI International, Inc. issued $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”). The Senior Notes are guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. As of March 31, 2015 and December 31, 2014, Holdings and its subsidiaries were in compliance with all applicable covenants.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Economic Development Loan

On September 17, 2012, Wells Manufacturing, L.P. (“Wells”), a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven.

Future repayments

Below is a schedule of required future repayments of all debt outstanding on March 31, 2015 (in millions).

Remainder of 2015	$32.4
2016	3.2
2017	282.1
2018	—
2019	400.0

$717.7

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). No interest was capitalized during the three months ended March 31, 2015. Capitalized interest was less than $0.1 million for the three months ended March 31, 2014.

	Three Months Ended March 31,
	2015	2014
Interest expense
Senior Secured Revolving Credit Facility	$0.3	$—
Senior Secured Term Loan Facility	4.0	4.0
Senior Notes	8.6	8.6
Other	0.2	0.4
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	0.3
Senior Notes	0.4	0.3
Senior Secured Revolving Credit Facility	0.1	0.1
Original issue discounts	0.1	0.1
Unrealized foreign exchange (gains) losses	(4.8)	5.2

Total interest expense	9.2	19.0
Interest income	—	—

Interest expense, net	$9.2	$19.0

Holdings has a $102.1 million, U.S. dollar denominated, intercompany loan with one of its U.S. subsidiaries. The non-cash unrealized foreign exchange gains arose from a strengthening of the U.S. dollar against the New Zealand dollar and the non-cash foreign exchange losses arose from a weakening of the U.S. dollar against the New Zealand dollar. The intercompany loan is eliminated upon consolidation, but in accordance with GAAP the impact of currency exchange rate fluctuations is recorded in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 9 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The following are the components of net periodic pension expense (in millions):

	Three Months Ended March 31,
	2015	2014
Service cost	$0.2	$0.2
Interest cost	3.4	3.3
Expected return on plan assets	(3.4)	(3.8)
Amortization of prior service costs and unrecognized loss	0.5	—

	$0.7	$(0.3)

Other Post-retirement Benefits

The following are the components of net periodic other post-retirement expense (in millions):

	Three Months Ended March 31,
	2015	2014
Service cost	$0.1	$0.1
Interest cost	0.1	0.2
Amortization of prior service costs and unrecognized loss	0.1	—

	$0.3	$0.3

NOTE 10—CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities. Holdings’ self-insured insurance reserves, including group medical insurance reserves, were $8.1 million and $7.3 million as of March 31, 2015 and December 31, 2014, respectively.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at three sites. Because all the investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

At both March 31, 2015 and December 31, 2014, environmental liability accruals of $0.4 million and $0.6 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the interim unaudited condensed consolidated balance sheet.

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. On October 30, 2014, Holdings reached agreement with the customer for settlement and full release of claims associated with this recall. The settlement amount of $0.6 million was paid on January 30, 2015.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on its financial condition or results of operations.

NOTE 11 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the three months ended March 31, 2015 and 2014, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Autoparts Holdings

•	Rank Group Limited (“Rank Group”)

•	UCI Holdings (No.2) Limited

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The nature and amounts of the transactions entered into with these related parties are described further below.

	Transaction values		Balance outstanding as of
In millions	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	March 31, 2015	December 31, 2014
Related Party Receivables
Autoparts Holdings
Recharges (credit) of goods and services (a)	$2.4	$(1.6)	$0.7	$(3.9)
Joint services agreement	2.8	2.5	2.2	1.3
Sale of goods	14.8	14.3	19.0	23.6
Asset sales	—	0.3	0.7	0.4
Purchase of goods	(6.4)	(0.9)	(8.1)	(3.9)
State income taxes	—	—	(0.3)	(0.3)

			14.2	17.2
Related Party Payables
Autoparts Holdings
Purchase of goods	—	0.1	0.5	0.7
Rank Group
Recharges for professional services	1.0	—	2.7	1.7
UCI Holdings (No.2) Limited
Transfer of income tax losses (b)	0.5	—	0.5	—

			3.7	2.4

Long-Term Related Party Payables
Autoparts Holdings
Deferred income taxes	—	—	0.1	0.1

Unless otherwise disclosed below, the nature and terms of all related party transactions and repayment terms are the same as disclosed in Holdings’ annual financial statements for the year ended December 31, 2014.

(a)	During the three months ended March 31, 2015 and 2014, Holdings incurred recharges of $2.4 million and credits of $1.6 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group, business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharges of goods and services in the table are for Autoparts Holdings’ share of these costs.
(b)	During the three months ended March 31, 2015, Holdings received income tax losses in New Zealand from UCI Holdings (No.2) Limited. The balance is payable on normal trade terms.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 12 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended March 31,
	2015	2014
United States	$200.7	$202.8
Mexico	13.1	11.7
Canada	9.9	10.3
France	3.5	3.8
Germany	3.1	3.3
China	2.2	2.4
Spain	1.9	1.6
United Kingdom	1.3	3.4
Other	9.8	12.3

	$245.5	$251.6

Net long-lived assets by country were as follows (in millions):

	March 31, 2015	December 31, 2014
United States	$712.1	$722.9
China	49.6	50.5
Spain	15.1	17.2
Mexico	8.0	8.7
Other	0.9	0.9

	$785.7	$800.2

NOTE 13 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1	—	Quoted market prices in active markets for identical assets or liabilities

Level 2	—	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3	—	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three months ended March 31, 2015 and 2014, no assets were adjusted to their fair values on a non-recurring basis.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 205,800 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. In addition, on March 19, 2014, April 2, 2014 and July 17, 2014, Holdings entered into commodity-based derivative financial instruments to acquire a total of 205,860 gallons of diesel fuel ratably during the period January 1, 2015 through December 31, 2015. Holdings entered into the contracts to commercially hedge the cost of diesel fuel and did not enter into the contracts for speculative purposes. Holdings elected not to document and account for the contracts as effective hedges for accounting purposes, but rather as financial instruments. The cost of entering into the contracts was nil. Changes in the market values of the fuel hedge contracts are recognized as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income (loss). During both the three months ended March 31, 2015 and 2014, the unrealized losses on these contracts were less than $0.1 million.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings - The carrying amount of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt - The fair value of the Senior Notes was $364.0 million and $377.1 million at March 31, 2015 and December 31, 2014, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $282.9 million and $285.8 million at March 31, 2015 and December 31, 2014, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the economic development loan was $0.3 million at both March 31, 2015 and December 31, 2014. Since there is no ready market for this type of loan, discounted cash flows were used taking into consideration bond ratings and LIBOR futures. These inputs are considered to be Level 2.

The estimated fair values of the fuel contracts was $0.2 million at both March 31, 2015 and December 31, 2014 and the changes in the fair values were recorded as components of cost of sales in the interim unaudited condensed consolidated statement of comprehensive income (loss). The estimated fair values of the fuel contracts were based on information provided by an independent third party who participates in the trading market for financial instruments similar to the fuel contracts. Due to the infrequency of trades of similar financial instruments, this input is considered to be Level 2 input.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 14 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below presents the changes in accumulated other comprehensive income (loss) by component for the following periods:

	Three Months Ended March 31,
	2015	2014
Foreign currency translation
Beginning of period	$(11.2)	$(1.5)
Net (loss) gain on foreign currency translation	(7.7)	5.2

End of period	$(18.9)	$3.7

Pension and other post-retirement benefits
Beginning of period	$(30.4)	$(5.3)
Amortization of unrecognized loss included in net loss, net of tax (a)	0.4	—

End of period	$(30.0)	$(5.3)

Total accumulated other comprehensive loss as of March 31	$(48.9)	$(1.6)

(a)	These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension expense and net periodic post-retirement expense (see Note 9 for additional details).

NOTE 15 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended March 31,
	2015	2014
Interest	$21.9	$21.7
Income taxes (net of refunds)	$1.3	$—

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at March 31, 2015 and December 31, 2014, were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $8.6 million and $9.8 million at March 31, 2015 and December 31, 2014, respectively. During the three months ended March 31, 2015 and 2014, Holdings’ Spanish subsidiary distributed cash dividends of $2.4 million and $3.8 million, respectively, to their U.S. parent company.

Income tax matters

During the three months ended March 31, 2015, Holdings recorded an income tax benefit of $4.1 million, or 25.0% effective tax rate, on a pre-tax loss of $16.4 million. The effective tax rate differs from the U.S. federal statutory rate principally due to a valuation allowance for the uncertainty surrounding the utilization of deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary, partially offset by state income taxes.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three months ended March 31, 2014, Holdings recorded an income tax benefit of $3.2 million, or a 20.4% effective tax rate, on a pre-tax loss of $15.7 million. The effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances against certain deferred tax assets, provision of U.S. deferred income tax expense on undistributed earnings of Holdings’ Spanish subsidiary and withholding taxes on a dividend distribution from Holdings’ Spanish subsidiary, partially offset by non-U.S. tax rate differences and state income taxes.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the three months ended March 31, 2015, sales to three customers, AutoZone, Inc. (“AutoZone”), General Motors Company (“GM”) and Advance Stores Company, Inc. (“Advance”), accounted for 20.8%, 15.1% and 13.7% of total net sales, respectively. For the three months ended March 31, 2014, sales to two customers, AutoZone and GM, accounted for 28.2% and 14.0% of total net sales, respectively. At March 31, 2015 and December 31, 2014, the receivable balances from AutoZone were $102.6 million and $115.1 million, respectively. At March 31, 2015 and December 31, 2014, the receivable balances from GM were $22.5 million and $20.4 million, respectively. At March 31, 2015 and December 31, 2014, the receivable balances from Advance were $19.9 million and $14.3 million, respectively.

Capital stock

At both March 31, 2015 and December 31, 2014, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 16 — MISCELLANEOUS, NET

	Three Months Ended March 31,
	2015	2014
Costs associated with the sale of receivables	$1.5	$1.6
Strategic review costs	0.9	—

Other expense, net	$2.4	$1.6

In August 2014, Holdings’ shareholder advised that it would be undertaking a strategic review of its ownership of the business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings). To date, the review has resulted in the decision to sell Holdings vehicle electronics business (refer to Note 17). The strategic review is ongoing and may result in additional decisions to sell some or all of the automotive aftermarkets businesses, although no decision has been made at this time to do so.

NOTE 17 — SUBSEQUENT EVENTS

On May 5, 2015, Holdings amended its Senior Secured Credit Facilities. Under the amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, the senior secured leverage ratio of Holdings and its subsidiaries does not exceed 0.75 to 1.00. The amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by Holdings and its subsidiaries. In addition, the amendment permits Holdings to add and release wholly-owned subsidiaries as additional borrowers of the term loans. All other terms of the Senior Secured Credit Facilities remained the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

On May 8, 2015, Holdings announced that it had entered into an agreement to sell its vehicle electronics business to NGK Spark Plug Co., Ltd. for an aggregate amount of approximately $257 million, subject to certain adjustments based on closing date cash, indebtedness and working capital. The transaction is expected to close early in the third quarter of 2015, pending final regulatory approvals and the satisfaction of other customary closing conditions.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 18 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 8.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes (c) certain of the U.S. subsidiaries, which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

March 31, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$33,602	$—	$75	$1,826	$23,141	$8,560
Intercompany receivables - current	—	(227,829)	504	156,713	37,598	33,014
Accounts receivable, net	210,591	—	—	—	194,115	16,476
Related party receivables	14,245	—	—	—	14,245	—
Inventories, net	228,560	—	—	—	196,032	32,528
Deferred tax assets	26,723	—	—	144	24,760	1,819
Other current assets	22,775	—	5	2,223	14,144	6,403

Total current assets	536,496	(227,829)	584	160,906	504,035	98,800
Property, plant and equipment, net	163,647	—	—	—	119,890	43,757
Investment in subsidiaries	—	(831,169)	110,042	613,123	108,004	—
Goodwill	306,742	—	—	—	278,572	28,170
Other intangible assets, net	303,811	—	—	—	299,035	4,776
Intercompany receivables non-current	—	(102,076)	102,071	—	5	—
Deferred financing costs, net	10,787	—	—	10,787	—	—
Other long-term assets	741	—	—	—	577	164

Total assets	$1,322,224	$(1,161,074)	$212,697	$784,816	$1,310,118	$175,667

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$134,982	$—	$—	$—	$110,402	$24,580
Current maturities of long-term debt	33,164	—	—	33,000	159	5
Related party payables	3,714	—	3,148	—	20	546
Intercompany payables - current	—	(227,829)	—	—	198,445	29,384
Product returns liability	36,089	—	—	—	35,623	466
Interest payable	4,459	—	—	4,459	—	—
Accrued expenses and other current liabilities	52,310	—	3,594	(6,462)	47,579	7,599

Total current liabilities	264,718	(227,829)	6,742	30,997	392,228	62,580
Long-term debt, less current maturities	684,292	—	—	684,003	274	15
Pension and other post-retirement liabilities	97,418	—	—	—	96,513	905
Deferred tax liabilities	67,249	—	—	(40,226)	104,266	3,209
Intercompany payables - non-current	—	(102,076)	—	—	102,071	5
Long-term related party payables	101	—	—	—	101	—
Other long-term liabilities	2,491	—	—	—	1,542	949
Total shareholder’s equity (deficit)	205,955	(831,169)	205,955	110,042	613,123	108,004

Total liabilities and shareholder’s equity (deficit)	$1,322,224	$(1,161,074)	$212,697	$784,816	$1,310,118	$175,667

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$44,468	$—	$75	$2,626	$31,945	$9,822
Intercompany receivables - current	—	(255,603)	2,071	179,121	39,306	35,105
Accounts receivable, net	216,473	—	—	—	197,306	19,167
Related party receivables	17,208	—	—	—	17,208	—
Inventories, net	230,924	—	—	—	199,400	31,524
Deferred tax assets	30,901	—	—	1,466	27,649	1,786
Other current assets	19,926	—	4	2,163	10,590	7,169

Total current assets	559,900	(255,603)	2,150	185,376	523,404	104,573
Property, plant and equipment, net	168,834	—	—	—	123,938	44,896
Investment in subsidiaries	—	(863,410)	128,077	624,563	110,770	—
Goodwill	308,080	—	—	—	278,571	29,509
Other intangible assets, net	310,351	—	—	—	304,895	5,456
Intercompany receivables non-current	—	(100,005)	100,000	—	5	—
Deferred financing costs, net	11,578	—	—	11,578	—	—
Other long-term assets	1,380	—	—	—	681	699

Total assets	$1,360,123	$(1,219,018)	$230,227	$821,517	$1,342,264	$185,133

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$143,618	$—	$—	—	114,834	28,784
Current maturities of long-term debt	23,166	—	—	23,000	159	7
Related party payables	2,450	—	1,706	—	—	744
Intercompany payables - current	—	(255,603)	—	3,160	220,709	31,734
Product returns liability	37,635	—	—	—	37,150	485
Interest payable	13,083	—	—	13,083	—	—
Accrued expenses and other current liabilities	50,869	—	2,940	(6,753)	47,668	7,014

Total current liabilities	270,821	(255,603)	4,646	32,490	420,520	68,768
Long-term debt, less current maturities	684,998	—	—	684,679	301	18
Pension and other post-retirement liabilities	97,720	—	—	—	96,906	814
Deferred tax liabilities	78,254	—	—	(23,729)	98,185	3,798
Intercompany payables - non-current	—	(100,005)	—	—	100,000	5
Long-term related party payables	101	—	—	—	101	—
Other long-term liabilities	2,648	—	—	—	1,688	960
Total shareholder’s equity (deficit)	225,581	(863,410)	225,581	128,077	624,563	110,770

Total liabilities and shareholder’s equity (deficit)	$1,360,123	$(1,219,018)	$230,227	$821,517	$1,342,264	$185,133

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended March 31, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$245,542	$(38,520)	$—	$—	$231,170	$52,892
Cost of sales	227,518	(38,520)	—	9	219,576	46,453

Gross profit	18,024	—	—	(9)	11,594	6,439
Operating expenses
Selling, general and administrative	(16,961)	—	—	(263)	(14,726)	(1,972)
Amortization of acquired intangible assets	(5,511)	—	—	—	(5,309)	(202)
Restructuring costs, net	(329)	—	—	—	(329)	—

Operating (loss) income	(4,777)	—	—	(272)	(8,770)	4,265
Other expense
Interest (expense) income, net	(9,218)	—	4,788	(14,016)	1	9
Intercompany interest	—	—	511	5,568	(6,079)	—
Miscellaneous, net	(2,441)	—	(871)	(2)	(1,563)	(5)

(Loss) income before income taxes	(16,436)	—	4,428	(8,722)	(16,411)	4,269
Income tax benefit (expense)	4,171	—	(1,484)	2,117	4,989	(1,451)

Net (loss) income before equity in earnings of subsidiaries	(12,265)	—	2,944	(6,605)	(11,422)	2,818
Equity (deficit) in earnings of subsidiaries	—	20,995	(15,209)	(8,604)	2,818	—

Net (loss) income	$(12,265)	$20,995	$(12,265)	$(15,209)	$(8,604)	$2,818

Comprehensive (loss) income	$(19,626)	$44,685	$(34,455)	$(18,035)	$(11,430)	$(391)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended March 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$251,624	$(37,205)	$—	$—	$236,154	$52,675
Cost of sales	219,057	(37,205)	—	(6)	211,418	44,850

Gross profit	32,567	—	—	6	24,736	7,825
Operating expenses
Selling, general and administrative	(18,159)	—	—	(182)	(16,110)	(1,867)
Amortization of acquired intangible assets	(5,547)	—	—	—	(5,309)	(238)
Restructuring costs, net	(4,109)	—	—	—	(4,000)	(109)

Operating income (loss)	4,752	—	—	(176)	(683)	5,611
Other expense
Interest (expense) income, net	(18,951)	—	(5,241)	(13,726)	(5)	21
Intercompany interest	—	—	492	5,568	(5,998)	(62)
Miscellaneous, net	(1,558)	—	1	—	(1,566)	7

(Loss) income before income taxes	(15,757)	—	(4,748)	(8,334)	(8,252)	5,577
Income tax benefit (expense)	3,215	—	423	2,928	1,376	(1,512)

Net (loss) income before equity in earnings of subsidiaries	(12,542)	—	(4,325)	(5,406)	(6,876)	4,065
Equity (deficit) in earnings of subsidiaries	—	6,963	(8,217)	(2,811)	4,065	—

Net (loss) income	$(12,542)	$6,963	$(12,542)	$(8,217)	$(2,811)	$4,065

Comprehensive (loss) income	$(7,321)	$(32,385)	$16,394	$(2,996)	$2,410	$9,256

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Three Months Ended March 31, 2015

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(13,545)	$—		$(10,050)	$(5,811)	$2,316

Cash flows from investing activities:
Capital expenditures	(6,153)	—	—	—	(5,327)	(826)

Net cash used in investing activities	(6,153)	—	—	—	(5,327)	(826)

Cash flows from financing actvities:
Revolver borrowings	10,000	—	—	10,000	—	—
Debt repayments	(784)	—	—	(750)	(34)	—
Intercompany dividends received (paid)	—	—	—	—	2,368	(2,368)

Net cash provided by (used in) financing activities	9,216	—	—	9,250	2,334	(2,368)
Effect of exchange rate changes on cash	(384)	—	—	—	—	(384)

Net decrease in cash and cash equivalents	(10,866)	—	—	(800)	(8,804)	(1,262)
Cash and cash equivalents at beginning of period	44,468	—	75	2,626	31,945	9,822

Cash and cash equivalents at end of period	$33,602	$—	$75	$1,826	$23,141	$8,560

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Three Months Ended March 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(27,426)	$—	$3	$750	$(29,915)	$1,736

Cash flows from investing activities:
Capital expenditures	(10,576)	—	—	—	(7,936)	(2,640)
Proceeds from sale of property, plant and equipment	740	—	—	—	354	386

Net cash used in investing activities	(9,836)	—	—	—	(7,582)	(2,254)
Cash flows from financing activities:
Debt repayments	(768)	—	—	(750)	(15)	(3)
Intercompany divdend (paid) received	—	—	—	—	3,753	(3,753)

Net cash (used in) provided by financing activities	(768)	—	—	(750)	3,738	(3,756)
Effect of exchange rate changes on cash	(35)	—	—	—	—	(35)

Net (decrease) increase in cash and cash equivalents	(38,065)	—	3	—	(33,759)	(4,309)
Cash and cash equivalents at beginning of period	76,619	—	1	3,026	57,407	16,185

Cash and cash equivalents at end of period	$38,554	$—	$4	$3,026	$23,648	$11,876